Exhibit 99.1

China Yuchai International Announces

Unaudited Third Quarter 2012 Financial Results

SINGAPORE, Singapore – November 12, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2012.

Financial highlights for the third quarter of 2012

•	Net revenue was RMB 3.08 billion (US$ 485.2 million) compared with RMB 3.45 billion in the third quarter of 2011;

•	Gross profit was RMB 621.5 million (US$ 98.0 million), a 20.2% gross margin compared with RMB 691.0 million in the third quarter of 2011, a 20.0% gross margin;

•	Operating profit was RMB 215.2 million (US$ 33.9 million) compared with RMB 166.9 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 111.1 million (US$ 17.5 million) versus RMB 63.6 million in the same quarter in 2011;

•	Earnings per share were RMB 2.98 (US$ 0.47) compared with RMB 1.71 for the same period in 2011.

Net revenue for the third quarter of 2012 was RMB 3.08 billion (US$ 485.2 million) compared with RMB 3.45 billion in the third quarter of 2011. The total number of diesel engines sold by GYMCL during the third quarter of 2012 was 97,328 units compared with 106,358 units in the third quarter of 2011, a decrease of 9,030 units or 8.5%. The revenue decrease was mainly due to weaker demand in the commercial truck market, especially in the heavy-duty truck segment. The decline in net sales was RMB 371.4 million, or 10.8% as compared to the same period in 2011.

Gross profit was RMB 621.5 million (US$ 98.0 million) compared with RMB 691.0 million in the third quarter of 2011. Gross margin increased slightly to 20.2% in the third quarter of 2012 as compared with 20.0% in the same quarter of 2011, and compared with 19.7% in the second quarter of 2012. The higher gross margin was attributable to the lower cost of raw materials, partially offset by the higher direct labor and factory overhead cost per unit, as the sales volume decreased in the third quarter of 2012.

Other operating income was RMB 40.7 million (US$ 6.4 million), an increase of RMB 66.6 million from a loss of RMB 25.9 million in the third quarter of 2011. This increase was mainly due to foreign exchange revaluation gains.

Research and development (“R&D”) expenses were RMB 93.9 million (US$ 14.8 million) compared with RMB 83.5 million in the third quarter of 2011, an increase of 12.5%. As a percentage of net revenue, R&D spending rose to 3.1% compared with 2.4% in the third quarter of 2011. The increase in R&D expenses was mainly due to increased R&D staff costs for new products including lower emission natural gas engines and high horsepower products as well as continued quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 353.1 million (US$ 55.7 million), compared with RMB 414.7 million in the third quarter of 2011, a decrease of 14.8%. SG&A expenses represented 11.5% of third quarter 2012’s net revenue compared with 12.0% in the same quarter a year ago. The lower SG&A expenses as a percentage of net revenue on a year-over-year basis was mainly due to cost controls and reduced selling related expenses.

Operating profit increased 28.9% to RMB 215.2 million (US$ 33.9 million) from RMB 166.9 million in the third quarter of 2011. The improvement was mainly due to the increase in other operating income and lower SG&A expenses. The operating margin was 7.0% compared with 4.8% in the third quarter of 2011.

Finance costs rose to RMB 28.7 million (US$ 4.5 million) from RMB 24.8 million in the third quarter of 2011. The higher finance costs were due to increased average borrowings. GYMCL issued RMB 1 billion short-term financing bonds (“STFBs”) during the third quarter of 2012.

The share of joint ventures was a loss of RMB 8.3 million (US$ 1.3 million) compared with a loss of RMB 9.9 million in the third quarter of 2011.

In the third quarter of 2012, total net profit attributable to China Yuchai’s shareholders increased 74.6% to RMB 111.1 million (US$ 17.5 million) from RMB 63.6 million. Earnings per share increased to RMB 2.98 (US$ 0.47) from RMB 1.71 in the third quarter of 2011.

Financial highlights for the nine months ended September 30, 2012

For the nine months ended September 30, 2012, net revenue was RMB 10.19 billion (US$ 1.61 billion) compared with RMB 11.70 billion in the same period last year. The total number of diesel engines sold by GYMCL during the first nine months of 2012 was 338,354 units compared with 406,425 units in the same period last year, a decrease of 68,071 units or 16.7%. This was mainly due to weaker demand in the commercial vehicle market, especially in the truck segment. The decline in net sales was RMB 1.51 billion, or 12.9%, as compared to the same period in 2011.

Gross profit was RMB 2.07 billion (US$ 327.2 million) compared with RMB 2.41 billion in the same period last year. Gross margin decreased to 20.4% in the first nine months of 2012 as compared with 20.6% a year ago. In the first nine months of 2012, the lower gross margin was attributable to higher direct labor and factory overhead cost per unit as sales volumes decreased in the first nine months of 2012, mitigated by lower raw material costs.

Other income was RMB 78.4 million (US$ 12.4 million), an increase of RMB 63.6 million from RMB 14.8 million a year ago. This increase was mainly due to foreign exchange revaluation gains.

Research and development (“R&D”) expenses were RMB 271.0 million (US$ 42.7 million) compared with RMB 243.4 million in the same period last year, an increase of 11.3%. As a percentage of net revenue, R&D spending rose to 2.7% compared with 2.1% in the same period last year. The increased R&D expenses were a result of higher R&D staff costs and quality improvement initiatives.

Selling, general & administrative (“SG&A”) expenses were RMB 1.11 billion (US$ 175.0 million), down from RMB 1.29 billion in the same period last year, a decrease of 14.1%. This decrease reflects the reduction in sales. SG&A expenses were at 10.9% of net revenue for the first nine months of 2012, compared with 11.0% for the corresponding period last year.

Operating profit declined to RMB 772.5 million (US$ 121.8 million) from RMB 885.7 million in the same period last year. This decrease was mainly due to lower gross profit, partially offset by higher other operating income and lower SG&A expenses. The operating margin was 7.6% for the nine months period in 2011 and 2012.

Finance costs rose to RMB 166.2 million (US$ 26.2 million) from RMB 100.1 million in the same period last year. The increase in finance costs was due to increased average borrowings.

The share of joint ventures was a loss of RMB 31.2 million (US$ 4.9 million) compared with a loss of RMB 36.9 million in the same period last year.

For the nine months ended September 30, 2012, total net profit attributable to China Yuchai’s shareholders was RMB 346.1 million (US$ 54.6 million), or earnings per share of RMB 9.29 (US$ 1.46), compared with RMB 449.2 million, or earnings per share of RMB 12.05 in the same period in 2011.

Balance Sheet Highlights as at September 30, 2012

Cash and bank balances were RMB 4.24 billion (US$ 668.2 million) compared with RMB 4.12 billion at December 31, 2011. The Company paid out a cash dividend of US$ 0.90 per ordinary share on July 9, 2012 which amounted to approximately RMB 212 million (US$ 33.5 million).

Trade and bills receivable were RMB 6.68 billion (US$ 1.05 billion) compared with RMB 6.69 billion at the end of 2011.

Net inventory was RMB 2.02 billion (US$ 319.1 million) down from RMB 2.42 billion at the end of 2011.

Short- and long-term borrowings were RMB 3.15 billion (US$ 496.1 million) down from RMB 3.70 billion at the end of December 2011. GYMCL issued short-term financing bonds (“STFBs”) totaling RMB 2.39 billion over three tranches in March, July and November in 2011. On July 22, 2012, upon the maturity of STFBs amounting to RMB 700 million, GYMCL repaid the full amount due. On August 28, 2012, GYMCL issued STFBs amounting to RMB 1.0 billion, at a fixed annual interest rate of 4.45% with a maturity date of August 29, 2013.

Mr. Benny H Goh, President of China Yuchai, commented, “We successfully maintained our market position during the third quarter, 2012 despite the continued softening in the commercial vehicle market. The truck market remained weak with the heavy-duty segment continuing to experience much slower demand as sales declined 27.4% compared with a year ago. As a leading engine producer in China, we continue to benefit from selling into diversified markets with our new products, many of which are geared towards more stringent emission standards and better fuel economy. As we increase our production capacity for engines targeting the natural gas and high-horsepower markets, our market reach will expand. This competitive advantage enabled us to maintain our average selling price and our gross margin. There is an increasing focus on clean energy and energy conservation and we believe that we are developing the right products to meet current and future market demand in the world’s most populous nation. We continue to strengthen our balance sheet and we remain focused on generating positive cash flow.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.3410 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 28, 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 28, 2012 or at any other date.

Unaudited Third Quarter 2012 Earnings Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 12, 2012. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Benny H Goh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 50635458, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com